UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

31 Hudson Yards, 11th Floor
New York, New York 10001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Other Events - Submission of Matters to a Vote of Security Holders.

On October 2, 2024, Bit Digital, Inc. (the “Company”) held its 2024 Annual Meeting of Shareholders (the “Meeting”). The meeting was adjourned to said date from September 25, 2024 in accordance with the Bit Digital’s articles of association due to a lack of a quorum. The following matters were submitted to a vote of the Company’s shareholders at the Meeting: (i) the election of five (5) directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified; (ii) the approval of the adoption of amended and restated articles of association of the Company by way of a special resolution; and (iii) ratification of the appointment of the Company’s independent registered public accounting firm.

At the Meeting, a total of 35,410,448 ordinary shares of the Company voted in person or by proxy, out of 147,792,391 (24%) ordinary shares entitled to vote at the Meeting; and 50,000,000 preference shares voted at the Meeting or an aggregate of 42.9% of the Company’s voting securities. A quorum of all voting securities was present at the Meeting. Set forth below are the number of final votes cast for, against, abstained or withheld, as to each matter:

Proposal 1. Election of Five (5) Directors:

Nominee	For	Against	Abstained/Withheld
Zhaohui Deng	75,373,988	0	10,326,707
Erke Huang	80,022,949	0	5,677,746
Ichi Shih	83,142,637	0	2,558,058
Jiashu (Bill) Xiong	73,856,032	0	11,844,663
Brock Pierce	83,085,903	0	2,614,792

Proposal 2.
Approval of the adoption of amended and restated articles of association of the Company by way of a special resolution	85,219,824	246,010	234,861

Proposal 3.
Ratification of Appointment of the Company’s independent registered public accounting firm	85,410,448	119,880	170,367

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer

Date: October 10, 2024